Filed Pursuant to Rule 424(b)(3)
File No. 333-268702
Maximum Offering of 35,121,591 Shares
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Supplement No. 5 dated March 17, 2025
to the
Prospectus dated October 25, 2024
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This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of Priority Income Fund, Inc. (the “Company”) dated October 25, 2024 as amended or supplemented (the “Common Stock Prospectus”). Capitalized terms used but not defined herein shall have the same meaning given them in the Common Stock Prospectus.
You should carefully consider the “Risk Factors” beginning on page 43 of the Common Stock Prospectus before you decide to invest.
Net Asset Value
In connection with our monthly net asset value determination process, as provided in our valuation policies and procedures, we are announcing that the net asset value as of February 28, 2025 is $9.54 per share of our common stock.

Change in Public Offering Price
In connection with our updated net asset value, we are announcing a change in the public offering prices of our common stock as follows: $10.23 per share designated as “Class R,” $9.61 per share designated as “Class RIA,” and $9.54 per share designated as “Class I” from $10.29 per share designated as “Class R,” $9.67 per share designated as “Class RIA,” and $9.60 per share designated as “Class I.” Although we use “Class” designations to indicate our differing sales load structures, the Company does not operate as a multi-class fund. The change in the public offering price is effective as of our March 3, 2025 monthly closing and applies to subscriptions received from January 29, 2025 through February 25, 2025.

Change in Distribution Reinvestment Price
Shares issued pursuant to the Company’s distribution reinvestment plan will be issued at a price of $9.06 per share following a change in the Company’s net asset value per share.